# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: New Fortress Energy Inc., CIK 0001749723
CUSIP: 644393100, 643926207
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 111 W. 19th Street, 8th Floor, New York, New York (NY), 10011
Date of event which requires filing of this statement: 09/11/2026
Filed by CIK 0001301912
Persons authorized to receive notices and communications: Lewis Schwartz, Strategic Value Partners, LLC, 100 West Putnam Avenue, Greenwich, Connecticut (CT), 06830, (203) 618-3500; Louis Rambo, Proskauer Rose, LLP, 1001 Pennsylvania Avenue NW, Suite 600, Washington, District Of Columbia (DC), 20004-2533, (202) 416-6800

## Reporting persons
- Strategic Value Partners, LLC (CIK 0001301912): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,208,710; sole dispositive power 0; shared dispositive power 19,208,710; aggregate amount beneficially owned 19,208,710 (14.7% of the class)
  Comment: The amounts of shares reported on this cover page consist of (i) 1,318,372 shares of Class A Common Stock and (ii) 17,890,338 shares of Class A Common Stock issuable upon conversion of 385,225 shares of Series A Mandatorily Convertible Preferred Stock (the "Preferred Stock"). The shares of Preferred Stock will automatically convert on the third anniversary of the issue date into shares of Class A Common Stock, as further described herein.
  
  The aggregate percentage is based on (i) approximately 16,321,615 shares of Class A Common Stock outstanding and (ii) assumes the conversion of 2,454,936 shares of Preferred Stock into approximately 114,010,348 shares of Class A Common Stock.
- Victor Khosla (CIK 0001473996): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,208,710; sole dispositive power 0; shared dispositive power 19,208,710; aggregate amount beneficially owned 19,208,710 (14.7% of the class)
  Comment: The amounts of shares reported on this cover page consist of (i) 1,318,372 shares of Class A Common Stock and (ii) 17,890,338 shares of Class A Common Stock issuable upon conversion of 385,225 shares of Series A Mandatorily Convertible Preferred Stock (the "Preferred Stock"). The shares of Preferred Stock will automatically convert on the third anniversary of the issue date into shares of Class A Common Stock, as further described herein.
  
  The aggregate percentage is based on (i) approximately 16,321,615 shares of Class A Common Stock outstanding and (ii) assumes the conversion of 2,454,936 shares of Preferred Stock into approximately 114,010,348 shares of Class A Common Stock.
- Strategic Value Excelsior Fund, L.P. (CIK 0001883195): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 656,569; sole dispositive power 0; shared dispositive power 656,569; aggregate amount beneficially owned 656,569 (0.5% of the class)
  Comment: The amounts of shares reported on this cover page consist of (i) 45,217 shares of Class A Common Stock and (ii) 611,352 shares of Class A Common Stock issuable upon conversion of 13,164 shares of Series A Mandatorily Convertible Preferred Stock (the "Preferred Stock"). The shares of Preferred Stock will automatically convert on the third anniversary of the issue date into shares of Class A Common Stock, as further described herein.
  
  The aggregate percentage is based on (i) approximately 16,321,615 shares of Class A Common Stock outstanding and (ii) assumes the conversion of 2,454,936 shares of Preferred Stock into approximately 114,010,348 shares of Class A Common Stock.
- Strategic Value Capital Solutions II MF L.P. (CIK 0002149775): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,856,815; sole dispositive power 0; shared dispositive power 1,856,815; aggregate amount beneficially owned 1,856,815 (1.4% of the class)
  Comment: The amounts of shares reported on this cover page consist of (i) 131,290 shares of Class A Common Stock and (ii) 1,725,525 shares of Class A Common Stock issuable upon conversion of 37,155 shares of Series A Mandatorily Convertible Preferred Stock (the "Preferred Stock"). The shares of Preferred Stock will automatically convert on the third anniversary of the issue date into shares of Class A Common Stock, as further described herein.
  
  The aggregate percentage is based on (i) approximately 16,321,615 shares of Class A Common Stock outstanding and (ii) assumes the conversion of 2,454,936 shares of Preferred Stock into approximately 114,010,348 shares of Class A Common Stock.
- Strategic Value Special Situations Master Fund V, L.P. (CIK 0001919716): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 9,631,795; sole dispositive power 0; shared dispositive power 9,631,795; aggregate amount beneficially owned 9,631,795 (7.4% of the class)
  Comment: The amounts of shares reported on this cover page consist of (i) 692,222 shares of Class A Common Stock and (ii) 8,939,573 shares of Class A Common Stock issuable upon conversion of 192,492 shares of Series A Mandatorily Convertible Preferred Stock (the "Preferred Stock"). The shares of Preferred Stock will automatically convert on the third anniversary of the issue date into shares of Class A Common Stock, as further described herein.
  
  The aggregate percentage is based on (i) approximately 16,321,615 shares of Class A Common Stock outstanding and (ii) assumes the conversion of 2,454,936 shares of Preferred Stock into approximately 114,010,348 shares of Class A Common Stock.
- Strategic Value Special Situations VI MF, L.P. (CIK 0002149763): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 7,063,530; sole dispositive power 0; shared dispositive power 7,063,530; aggregate amount beneficially owned 7,063,530 (5.4% of the class)
  Comment: The amounts of shares reported on this cover page consist of (i) 449,643 shares of Class A Common Stock and (ii) 6,613,887 shares of Class A Common Stock issuable upon conversion of 142,414 shares of Series A Mandatorily Convertible Preferred Stock (the "Preferred Stock"). The shares of Preferred Stock will automatically convert on the third anniversary of the issue date into shares of Class A Common Stock, as further described herein.
  
  The aggregate percentage is based on (i) approximately 16,321,615 shares of Class A Common Stock outstanding and (ii) assumes the conversion of 2,454,936 shares of Preferred Stock into approximately 114,010,348 shares of Class A Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: New Fortress Energy Inc.
Address of issuer's principal executive offices: 111 W. 19th Street, 8th Floor, New York, New York (NY), 10011

## Item 2. Identity and Background
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of (i) Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") and (ii) Series A Mandatorily Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock") of New Fortress Energy Inc. (the "Issuer") are:

Strategic Value Partners, LLC ("SVP")
Victor Khosla
Strategic Value Excelsior Fund, L.P. ("Excelsior")
Strategic Value Capital Solutions II MF L.P. ("SVCS II")
Strategic Value Special Situations Master Fund V, L.P. ("SVSS V")
Strategic Value Special Situations VI MF, L.P. ("SVSS VI")

SVP Excelsior Management LLC ("Excelsior Management") is the investment manager of Excelsior. SVP Excelsior Fund GP Ltd. and SVP Excelsior Fund GP (Series VI) Ltd. are the general partners of Excelsior. SVP Capital Solutions II LLC ("SVP Capital Solutions II") is the investment manager of SVCS II. SVP Capital Solutions GP II Ltd. is the general partner of SVCS II. SVP Special Situations V LLC ("SVPSS V LLC") is the investment manager of SVSS V. SVP Special Situations GP V Ltd. is the general partner of SVSS V. SVP Special Situations VI LLC ("SVPSS VI LLC") is the investment manager of SVSS VI. SVP Special Situations GP VI Ltd. is the general partner of SVSS VI. SVP, which is indirectly controlled by Victor Khosla, is the managing member of SVPSS VI LLC, Excelsior Management, SVPSS V LLC and SVP Capital Solutions II.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 100 West Putnam Avenue, Greenwich, CT 06830.
Present principal occupation or employment: The principal business of SVP and Mr. Khosla is managing funds in connection with purchasing, holding and selling securities for investment purposes. The principal business of each of Excelsior, SVCS II, SVSS V, and SVSS VI is to invest in securities.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information required by this item with respect to each Reporting Person is set forth in Row 6 of the cover pages to this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference. The source of funds was the working capital of Excelsior, SVCS II, SVSS V, and SVSS VI.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 17, 2026, in connection with the Issuer's restructuring of its debt obligations (the "Restructuring Transactions"), the Issuer and certain of its subsidiaries entered into a restructuring support agreement (the "RSA"). On September 11, 2026, pursuant to the RSA, certain debt instruments of the Issuer held by affiliates of the Reporting Persons with an aggregate principal amount of $564,468,399.13 were terminated and exchanged for an aggregate of 1,318,372 shares of Class A Common Stock and 305,225 shares of Preferred Stock.

Each Reporting Person expects to continuously review such person's investment in the Issuer and, depending on various factors including but not limited to, the price of the shares of Class A Common Stock and Preferred Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Class A Common Stock, Preferred Stock or other securities convertible into or exercisable or exchangeable for Class A Common Stock or Preferred Stock from time to time on the open market, in privately negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Class A Common Stock or Preferred Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its or his Class A Common Stock or Preferred Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer's management, directors, other shareholders and others, the Issuer's performance, business, strategic direction, capital structure, management, board of directors, governance and other matters, as well as various ways of maximizing stockholder value. In accordance with the RSA, the Reporting Persons may nominate a nominee to serve on the Issuer's board of directors.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relate or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 11 and 13 of the cover pages to this Schedule 13D.

Each of SVP and Mr. Khosla beneficially owns (i) 1,318,372 shares of Class A Common Stock and (ii) 17,890,338 shares of Class A Common Stock issuable upon conversion of 385,225 shares of Preferred Stock. Excelsior holds (i) 45,217 shares of Class A Common Stock and (ii) 611,352 shares of Class A Common Stock issuable upon conversion of 13,164 shares of Preferred Stock. SVCS II holds (i) 131,290 shares of Class A Common Stock and (ii) 1,725,525 shares of Class A Common Stock issuable upon conversion of 37,155 shares of Preferred Stock. SVSS V holds (i) 692,222 shares of Class A Common Stock and (ii) 8,939,573 shares of Class A Common Stock issuable upon conversion of 192,492 shares of Preferred Stock. SVSS VI holds (i) 449,643 shares of Class A Common Stock and (ii) 6,613,887 shares of Class A Common Stock issuable upon conversion of 142,414 shares of Preferred Stock.

Each share of Preferred Stock will automatically convert on the third anniversary of the issue date into a number of shares of Class A Common Stock equal to 46.441271 shares of Class A Common Stock per share of Preferred Stock, subject to adjustment. Holders of Preferred Stock have the right to vote as a single class with the holders of Class A Common Stock on an as-converted basis on each matter submitted for a vote, consent or waiver by the holders of Class A Common Stock.

The ownership percentages reported are based on approximately 16,321,615 shares of Class A Common Stock outstanding, consisting of (i) 5,712,693 shares of Class A Common Stock outstanding as of July 31, 2026, after giving effect to the Issuer's 1-for-50 reverse stock split effected on September 11, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 6, 2026, and (ii) 10,608,922 shares of Class A Common Stock issued on September 11, 2026, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on September 11, 2026, and assume the conversion of 2,454,936 shares of Preferred Stock into 114,010,348 shares of Class A Common Stock.

Each of SVP and Mr. Khosla beneficially owns 8.1% of the outstanding shares of Class A Common Stock and 15.7% of the outstanding shares of Preferred Stock. Excelsior holds 0.3% of the outstanding shares of Class A Common Stock and 0.5% of the outstanding shares of Preferred Stock. SVCS II holds 0.8% of the outstanding shares of Class A Common Stock and 1.5% of the outstanding shares of Preferred Stock. SVSS V holds 4.2% of the outstanding shares of Class A Common Stock and 7.8% of the outstanding shares of Preferred Stock. SVSS VI holds 2.8% of the outstanding shares of Class A Common Stock and 5.8% of the outstanding shares of Preferred Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 of this Schedule 13D and Schedule A of this Schedule 13D is incorporated herein by reference. Except as described in Item 4 and Schedule A, none of the Reporting Persons has effected any transaction in shares of Class A Common Stock or Preferred Stock in the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock or Preferred Stock subject to this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Registration Rights Agreement

In connection with the Restructuring Transactions, on September 11, 2026, the Reporting Persons and certain other investors entered into a Registration Rights Agreement with the Issuer (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Issuer agreed to file, within ten business days of the date of the agreement, a shelf registration statement covering the resale of all registrable securities held by the investors, including shares of Class A Common Stock and Preferred Stock, and the shares of Class A Common Stock issuable upon conversion of the Preferred Stock. The Issuer agreed to use commercially reasonable efforts to cause the registration statement to become effective within 30 days after filing, or within 90 days if the SEC elects to review it, and to maintain an effective registration statement until the covered securities cease to be registrable. The Issuer is also required to convert the registration statement to Form S-3 when eligible.

If an effective shelf registration statement is unavailable for use, holders of at least 10% of the then-outstanding registrable securities may request an unlimited number of demand registrations. Such holders may also request underwritten shelf offerings expected to generate gross proceeds exceeding the lesser of $25 million and 10% of the aggregate amount of then-outstanding registrable securities, subject to a limit of five such offerings in the aggregate and two in any 12-month period. The Registration Rights Agreement also provides expedited procedures for underwritten block trades and customary participation and piggyback registration rights, subject to specified ownership thresholds, priorities and underwriter cutbacks.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 3 hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement
Exhibit 2 - Schedule A
Exhibit 3 - Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K filed with the SEC on September 11, 2026)

## Signatures
- Strategic Value Partners, LLC: /s/ Lewis Schwartz, Chief Financial Officer (09/18/2026)
- Victor Khosla: /s/ Victor Khosla, Victor Khosla (09/18/2026)
- Strategic Value Excelsior Fund, L.P.: By SVP Excelsior Management LLC, its investment manager (09/18/2026)
- Strategic Value Excelsior Fund, L.P.: /s/ Lewis Schwartz, Chief Financial Officer (09/18/2026)
- Strategic Value Capital Solutions II MF L.P.: By SVP Capital Solutions II LLC, its investment manager (09/18/2026)
- Strategic Value Capital Solutions II MF L.P.: /s/ Lewis Schwartz, Chief Financial Officer (09/18/2026)
- Strategic Value Special Situations Master Fund V, L.P.: By SVP Special Situations V LLC, its investment manager (09/18/2026)
- Strategic Value Special Situations Master Fund V, L.P.: /s/ Lewis Schwartz, Chief Financial Officer (09/18/2026)
- Strategic Value Special Situations VI MF, L.P.: By SVP Special Situations VI LLC, its investment manager (09/18/2026)
- Strategic Value Special Situations VI MF, L.P.: /s/ Lewis Schwartz, Chief Financial Officer (09/18/2026)